EATON VANCE SENIOR INCOME TRUST(EVF)
EATON VANCE FLOATING-RATE INCOME TRUST (EFT)
EATON VANCE SENIOR FLOATING-RATE TRUST (EFR)
EATON VANCE NEW YORK MUNICIPAL INCOME TRUST (EVY)

JANUARY 7, 2021 JOINT SPECIAL MEETING OF SHAREHOLDERS

DECEMBER 14, 2020 PRESENTATION TO ISS



* Eaton Vance Floating-Rate Income Plus Fund (EFF) is not discussed in this presentation. Saba Capital Management, L.P., and certain of its affiliates, erroneously filed a proxy statement for EFF in connection with the joint special meeting of shareholders scheduled to be held on January 7, 2021 for the other Eaton Vance Closed-End Funds, including EVF, EFT, EFR and EVY. No shareholder meeting for EFF is currently pending.

BACKGROUND

- On October 7, 2020, Eaton Vance Corp. ("EVC"), the parent company of Eaton Vance Management ("Eaton Vance"), each Fund's[1] investment adviser, entered into a definitive agreement and plan of merger with Morgan Stanley pursuant to which Morgan Stanley will acquire EVC and its affiliates, including Eaton Vance (the "Transaction").

- The closing of the Transaction is subject to the completion or waiver of various conditions, and is expected to occur in the second quarter of 2021 (the "Closing").

- Upon the Closing, each Fund's investment advisory agreement with Eaton Vance may be deemed to automatically terminate. Therefore, each Fund's Board of Trustees (collectively, the "Board") has approved a new investment advisory agreement to be effective upon consummation of the Transaction, which is subject to shareholder approval at the joint special meeting.

1: EVF, EFT, EFR and EVY (each, a Fund and, collectively, the Funds).

THE PROPOSAL

Proposal 1:

- Approval of a new investment advisory agreement for each Fund with Eaton Vance to continue to serve as the Fund's investment adviser.

*We urge ISS to support the Board's unanimous recommendation to vote FOR
each Fund's new investment advisory agreement with Eaton Vance on the <u>WHITE</u> proxy card.*

SABA'S CONTEST

- On November 16, 2020, Saba Capital Management, L.P. ("Saba Capital") and certain of its affiliates (together with Saba Capital, "Saba") filed proxy statements for each Fund seeking proxies to give Saba <u>unilateral discretion to either vote the assigned shares against the new investment advisory agreements OR to not vote such shares at the meeting at all, as determined by Saba</u>. **Saba is seeking authority that would allow it to disenfranchise other shareholders**.

- Saba is simply trying to take advantage of the Transaction to make a short-term profit, just as it has done in connection with the Legg Mason/Franklin Templeton merger. **Saba does not have an alternative plan for the management of the Funds.**

- In its proxy statements, Saba acknowledges that it will seek for each Fund to liquidate, enter into a self-tender offer for all outstanding common shares at or close to net asset value, or convert to an open-end fund. **If Saba gets its way, the Funds will be liquidated, diminished or radically restructured.**

The Funds have served a valuable role in the portfolios of their long-term shareholders for many years – Saba is willing to disrupt fund operations and potentially leave the Funds without an investment adviser to gain the short-term profit it seeks for itself and its clients.

WHO IS SABA?

- *Saba Capital is a known opportunistic hedge fund manager with an activist agenda and a history of seeking short-term profits for itself and its clients at the expense of closed-end funds and their other shareholders.*

  - According to data obtained from FactSet Research Systems, Inc. on November 9, 2020, Saba is an activist investor that frequently targets registered closed-end funds and, since it was founded in 2009, has engaged in 45 activist campaigns against registered closed-end funds, involving 44 Schedule 13D filings, 32 proxy contests, 28 shareholder proposals, 22 proposed slates of director/trustee nominees, and 20 publicly disclosed letters to boards of directors/trustees and/or management.

  - Saba Capital is a registered investment adviser and sponsor of hedge funds that seeks to generate short-term profits by buying closed-end fund shares at a discount to net asset value and then agitating to create opportunities to sell its shares at narrower discounts.

  - If Saba's disruptive tactics are successful and a Fund is forced to liquidate, shareholders will lose the Fund as an investment option and no longer receive the regular distributions paid by the Fund on a monthly basis

- *Section 1(b)(4) of the Investment Company Act of 1940 warned about the undue influence of concentrated investors like Saba:*

  - "[I]t is declared that the national public interest and the interest of investors are adversely affected…when the control of investment companies is **unduly concentrated through pyramiding or inequitable methods of control**, or is inequitably distributed, or when investment companies are managed by irresponsible persons…."

EATON VANCE: DELIVERING RESULTS FOR <u>ALL</u> FUND SHAREHOLDERS

- *EFT, EFR and EVF have each outperformed most funds in their category*, with total returns exceeding the median of funds in the Morningstar closed-end bank loan fund category *for each of the 1-, 3-, 5- and 10-year periods* ended November 30, 2020, *based on both net asset value and market price performance. Please see the Appendix for additional performance information.*

- *EVY has outperformed more than three-quarters of the funds in its category*, with total returns ranking in the top quartile of funds in the Morningstar closed-end long-maturity New York municipal income fund category *for each of the 1-, 3-, 5- and 10-year periods* ended November 30, 2020, *based on both net asset value and market price performance. Please see the Appendix for additional performance information.*

Approval of each Fund's new investment advisory agreement is critical to maintaining the high-quality investment programs that shareholders selected when they invested in the Funds.

EATON VANCE: DELIVERING RESULTS FOR ALL FUND SHAREHOLDERS CONT.

- As shown below, each Fund's total expense ratio ("TER")[1] compares favorably to peers. According to Morningstar data, each Fund's TER is lower than the average and median TER of funds in its Morningstar category.

- EFT and EFR's management fees[2] are below the Morningstar category median and average. While EVF's management fee is currently above the Morningstar category median and average, it will be reduced to 0.80% by 2026. EVY's management fee is slightly above its Morningstar category median and average, but since the Fund's inception, its management fee has been reduced by 0.30%.

Fund/Morningstar Category[3]	TER	Management Fees
EVF	1.73%	1.00%
EFR	1.28%	0.75%
EFT	1.26%	0.75%
Morningstar Median	1.91%	0.85%
Morningstar Average	2.27%	0.93%

Fund/Morningstar Category[3]	TER	Management Fees
EVY	1.11%	0.60%
Morningstar Median	1.24%	0.58%
Morningstar Average	1.37%	0.56%

[1] Total expense ratios are net of interest expense paid by Funds.
[2] Management fees are based on total managed assets.
[3] EVF, EFR and EFT's Morningstar category is the closed-end bank loan fund category and EVY's Morningstar category is the closed-end long-maturity New York municipal income fund category. Morningstar data reflects expense information as of the Funds' most recent annual report.

Source: EV/Morningstar.

TRADING DISCOUNTS

- Saba claims that each Fund's proposed new investment advisory agreement is not in the best interests of Fund shareholders because each Fund "currently trades at a significant discount to [net asset value]."

- Saba fails to show any connection between the proposed new investment advisory agreement or a Fund's management and the discount at which Fund shares currently trade in the market.

- Most experts would agree that *important decisions about a closed-end fund's management, such as approval of its investment advisory agreement, should not be based on a snapshot of current discounts or premiums*, which can and will change over time.

- Observers of closed-end funds have identified numerous factors as having an impact on closed-end fund discounts or premiums, which fluctuate with changes in market conditions.

Fund Discount as of 12/10/20	Average Discount of Funds in Morningstar Category[1] as of 12/10/20	Median Discount of Funds in Morningstar Category[1] as of 12/10/20
-5.79% (EVF) -7.11% (EFT) -8.43% (EFR)	-7.06%	-10.23%
-8.88% (EVY)	-7.14%	-7.82%

[1] EVF, EFT and EFR's Morningstar category is the Morningstar closed-end bank loan fund category. EVY's Morningstar category is the Morningstar closed-end long-maturity New York municipal income fund category.

EATON VANCE HAS SPECIALIZED EXPERIENCE



Eaton Vance has among the longest investment track records in closed-end bank loan funds and among the longest-tenured investment teams.



Eaton Vance has one of the largest and deepest municipal investment teams in the United States, with capabilities ranging across the full spectrum of municipal securities and long experience managing closed-end municipal income funds.



The Board considered Eaton Vance's management capabilities, investment processes and investment performance for each Fund and believes that approving the new investment advisory agreement is in the Fund's best interests.

THE BOARD'S EVALUATION AND UNANIMOUS APPROVAL

- The Board and its Contract Review Committee (which is comprised exclusively of Independent Trustees) met on multiple occasions with senior representatives of Eaton Vance and Morgan Stanley to consider the new investment advisory agreements.

- The Independent Trustees requested, received and considered information, including, but not limited to, information regarding:

  - The Transaction and its terms, including its potential benefits to each Fund.

  - Morgan Stanley, including its overall business, financial condition and risk management function.

  - Each Fund's performance, fees and expenses, including peer-relative information prepared by an independent data provider.

  - Eaton Vance, including confirmation that there are no immediately contemplated post-closing changes to a Fund's portfolio managers, investment objectives and investment strategies.

  - The benefits of the closed-end fund structure, as well as each Fund's market price, trading volume data and distribution rates.

  The Board unanimously recommends that shareholders approve a new investment advisory agreement with Eaton Vance

CONCLUSION

ISS should recommend a vote **FOR** the new investment advisory agreements
with Eaton Vance on the <u>WHITE</u> proxy card.

The Funds have served a valuable role in the portfolios of their long-term shareholders for many years – Saba is willing to disrupt fund operations and potentially leave the Funds without an investment adviser to make a short-term profit.

APPENDIX



EFT, EFR and EVF
Total Return based on NAV



EFT, EFR and EVF
Total Return based on Market Price

APPENDIX



EVY
Total Return based on NAV



EVY
Total Return based on Market Price